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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 6-K

                    REPORT OF FOREIGN ISSUER
              PURSUANT TO RULE 13A-16 OR 15D-16 OF
               THE SECURITIES EXCHANGE ACT OF 1934


For the month of                   August                   ,1999
                ____________________________________________

                         Frontline Ltd.
_________________________________________________________________
         (Translation of registrant's name into English)

    Mercury House, 101 Front Street, Hamilton, HM 12, Bermuda
_________________________________________________________________
            (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

              Form 20-F ____X____     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes ___________          No ____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______



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FRO: INTERIM RESULTS

Frontline reports a net loss of $3.6 million for the second quarter of 1999 (1998 - net income of $14.7 million) and a net loss of $3.4 million for the first six months of 1999 (1998 - net income of $23.9 million). Earnings per share for the quarter were $(0.08), (1998 - $0.32), and for the six months $(0.07), (1998 -
$0.52).

(figures in $000)
                         1998      1999      1999       1998
                        APR-JUN   APR-JUN   JAN-JUN    JAN-JUN

NET OPERATING REVENUE    52,441    38,532    91,259    105,137
OPERATING PROFIT
  BEFORE DEPRECIATION    32,825    16,349    44,953     65,765
OPERATING PROFIT
  AFTER DEPRECIATION     21,185     2,316    17,071     42,461
NET INCOME (LOSS)
  AFTER TAX              14,723    (3,594)   (3,444)    23,851
EARNINGS PER SHARE         0.32     (0.08)    (0.07)      0.52


SECOND QUARTER AND SIX MONTH RESULTS

Frontline reports a net loss of $3.6 million for the second quarter of 1999, compared with net income of $14.7 million for the second quarter of 1998. This result reflects the weakness in the tanker market, particularly the VLCC sector, offset by a dividend of $9.0 million received in respect of the Company's investment in ICB Shipping. In the second quarter of 1998, the reported results included the consolidation of Independent Tankers Corporation ("ITC"). As previously reported, ITC was subsequently sold to a related party and consequently not included in the consolidated results for any period of 1998. The financial information as at, and for the quarter ended June 30, 1998, included herein, has been restated to exclude ITC.

Earnings before interest, tax, depreciation, and amortisation (EBITDA) for the quarter, including earnings from associated companies were $17.2 million, compared with $33.6 million for the comparable period. The reduction reflects the sharp decline in timecharter equivalent earnings ("TCEs") earned which offset the effect of the increase in Frontline's fleet. The average daily TCEs earned by the VLCCs, Suezmax tankers, and Suezmax OBO carriers were $17,800, $17,000 and $16,800, respectively, compared with $37,200, $26,200 and $24,000 in the second quarter of 1998. Total days offhire in the 1999 quarter were 18 for the VLCCs and 56 for the Suezmax fleet, of which 24 days were for scheduled dry-docking. Of the remaining offhire, 14 days is the deductible period in connection with damage to the propeller of



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one of the Company's VLCCs. Total operating costs and
depreciation have increased due to the expansion of the fleet, while administration costs have decreased as the benefits of the restructuring of the Company's operations are being realised.

If the majority holding position in ICB had been accounted for on an equity basis in Frontline's accounts, it would have increased
EBITDA by approximately $6.9 million.

Net other expenses for the quarter, including the dividend from ICB, were $6.7 million (1998 - $7.2 million). In addition to an increase in the average debt resulting from the fleet expansion and further investment in ICB, the Company incurred non-recurring charges in respect of restructuring of its debt arrangements as discussed below.

Earnings per share for the quarter were $(0.08), (1998 - $0.32). The weighted average number of shares outstanding for the quarter and at June 30, 1999 was 46,106,860 (as at June 30, 1998 and for the quarter then ended - 46,106,860). Cashflow per share for the quarter was $0.23, compared with $0.57 for the same quarter in 1998.

For the first six months of 1999, the Company incurred a net loss of $3.4 million (1998 - net income of $23.9 million) and EBITDA of $46.3 million (1998 - $67.6 million). The average daily TCEs earned by the VLCCs, Suezmax tankers, and Suezmax OBO carriers were $22,600, $18,700 and $18,700, respectively, compared with $33,300, $25,800 and $25,700 in the first half of 1998.

Net other expenses for the six months were $21.8 million (1998 -
$20.4 million). As for the quarter, this principally reflects an increase in the average debt resulting from the fleet expansion, offset by the ICB dividend.

Earnings per share for the six months were $(0.07), (1998 -
$0.52) and cashflow per share was $0.53, compared with $1.02 for the first six months of 1998.

THE MARKET

The strong compliance to the 1.7 million barrels per day cut in production, introduced by OPEC in the beginning of the year, lead to a reduced demand in the freight market. Combined with annual overhauls at refineries and a negative and nervous psychology in the market, this substantially reduced the earnings, particularly in the VLCC market. The increase in the oil price pushed bunker prices from $55/60 per ton in the first quarter to as high as $105/110 per ton. These negative factors, combined with an oversupply of available tonnage, depressed the VLCC market with market rates for modern VLCC tonnage falling to $10,000 - $12,000



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per day in April and May. For old turbine tonnage the earnings went as low as $2,000 - $3,000 per day, which is approximately $10,000 under operating cost for that type of tonnage. The VLCC market recovered somewhat in June before rates again tumbled in the third quarter. A total of 15 VLCCs were delivered in the first half of 1999, while 15 have been sold for scrap. Frontline's chartering arrangement with BP contributed positively to the earnings in the first half of 1999.

The Suezmax market was also hit hard by the adverse market conditions and showed a strong negative development in the second quarter. Continued competition from VLCCs, especially in the West African market, further contributed to this development. A total of 8 Suezmaxes were delivered and 6 were scrapped in the first half of 1999.

There are indications that the declining ship values and newbuilding prices, which prevailed in the latter half of 1998, and continued into the first quarter of 1999, have stabilised. Increased buying interest, especially for second-hand tonnage, is starting to give support to the market. For the first time, after seven quarters in a row with falling values, some brokers assessments include a value appreciation of tanker tonnage. The strengthening of the Japanese Yen and the major restructuring taking place in the Korean Shipyard industry give further room for a positive development in values.

CORPORATE AND OTHER MATTERS

In the first half of 1999, the Company has taken steps to improve its liquidity position and to address certain covenant breaches that existed at the end of 1998. In June, the Company's largest bank syndicate, led by Skandinaviska Enskilda Banken ("SEB"), agreed to change the loan profile on the facility provided to the Company. The agreed reduction in quarterly instalments will boost the Company's liquidity by $37.8 million during the remaining period of the loan to November 2003, equivalent to $8.4 million per annum. In addition, the Company signed a loan agreement for refinancing the Suezmax vessel "Lillo". The loan was drawn down on June 30, 1999, and partly used to repay the portion relating to "Lillo" under the SEB facility discussed above. The net effect of the refinancing was to improve the Company's liquidity by $9.2 million.

The Company initiated, in the first half of this year, discussions with the its lending banks with the purpose of lowering the covenant requirements in the loan agreements at least until January 1, 2001. The changes were requested with the intention of increasing the flexibility of the Company's financing arrangements in the event of a prolonged negative market scenario. Included in the request for changes was a



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proposal to subordinate a $89.0 million loan (the "Subordinated
Loan") given by Metrogas Holdings ("Metrogas"), a company related to Frontline's Chairman, to loans given by the Company's lending banks. In addition, the proposal included reclassifying the Subordinated Loan as equity for the purpose of calculating the Company's equity ratio.

In July 1999, the discussions with Metrogas and the Company's lending banks have been concluded and the Company and Metrogas have signed a Subordinated Convertible Loan Facility Agreement. Accordingly, the Company has received acceptance of reduced covenant levels from all but one of the Company's 19 lending banks. The Subordinated Loan is a three-year loan. In the case Frontline does not comply with certain covenants when the Subordinated Loan expires, then Frontline has the right to convert, and Metrogas is forced to accept, a conversion of the Subordinated Loan to equity at the then prevailing market prices. It is important to advise that Metrogas, in the meantime, does not have a conversion right under the existing arrangement. In order to strengthen the liquidity position further, Metrogas has agreed to an accumulation of the interest in the loan period instead of an annual interest payment.

In July 1999, Frontline took delivery of the fourth VLCC C-Class newbuilding, the "Front Commander", financed by traditional bank financing. The fifth and last VLCC, "Front Crown", will be delivered from the yard within the next two weeks. The ship is financed through the same arrangement as "Front Commander".

Frontline has filed its Annual Form 20-F with the SEC, including therein its audited consolidated financial statements for the year ended December 31, 1998.

The Board of Frontline is continuing to actively address the ownership deadlock situation with respect to ICB Shipping AB and remains cautiously optimistic that a solution will be reached in the near future. At June 30, 1999, Frontline owned approximately 68% of the outstanding shares of ICB, representing 44% of the voting power. The market prices for ICB shares used in Frontline's balance sheet as of June 30, was SEK 140 per A share and SEK 64 per B share. ICB has estimated the NAV of the company to be approximately SEK 72 per share. A possible solution to the ICB situation would significantly impact Frontline's results and balance sheet for 1999.

OUTLOOK

The current status of the oil market, with high spot prices and negative forward prices, puts pressure on the oil companies and refineries to reduce the oil in storage. The existing drawdown of storage, estimated to be approximately 1 million barrels per day



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("mbpd"), is negatively influencing the demand side in the tanker market. A solid improvement in rates is not likely to occur until OPEC decides to change their production strategy, and thereby open up for more Arabian Gulf ("AG") production. Such a decision could be taken in OPEC's forthcoming September meeting and would significantly influence the short-term outlook in the market as well as the current negatively influenced psychology. The Board anticipates that material tonnage will be tied up as storage prior to the millennium change. This could, together with increased storage on land, and the positive growth signals from the Asian economies, positively influence the market balance for the rest of the year.

The high bunker prices, combined with the weak freight market, generate substantial operating losses for owners of old turbine tonnage. It is highly likely that, in the current market situation, we will see increased scrapping for the rest of the year.

IEA recently released new numbers for expected oil consumption for the year 2000. The number shows an increased demand of approximately 2.3 mbpd. With the main part of this increased production having to come from AG, the Board is moderately optimistic about the medium term outlook (2000 - 2001) for the tanker market.

Frontline will, in the coming period, concentrate on strengthening Alliance Chartering's market position in the Suezmax market. Such a concentration could include acquisition of new tonnage as well as co-ordination with other owners.

The recent improvement in the Capesize bulk market combined with the weak tanker market has created an opportunity for trading the Company's 8 OBOs partly in the dry bulk market. The chartering department is currently considering such opportunities.

 The Board is closely monitoring the Company's cashflow and is evaluating different ways to strengthen the Company's balance sheet and liquidity position if the market remains weak. The flattening to positive development in second-hand prices, and the new arrangement with the Company's banks, reduce the negative consequences of the weak spot market.




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The shareholders should anticipate an operating result for the third quarter in line with, or somewhat weaker than, the second quarter. Based on the factors described above, the Board expects that the market will again show a positive development from the fourth quarter.


August 23, 1999
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda


Questions should be directed to:

Contact:      Tor Olav Troim: Director
              +47 23 11 40 00

              Tom E. Jebsen: CFO Frontline Management A.S.
              +47 23 11 40 00



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        FRONTLINE GROUP SECOND QUARTER REPORT (UNAUDITED)

   1998     1999    INCOME STATEMENT            1999       1998        1998
  APR-JUN  APR-JUN  ($000)                     JAN-JUN    JAN-JUN     JAN-DEC
                                                                     (audited)

   67,778   54,009  Freight revenues           123,381    138,138      270,405
 (15,337) (15,477)  Voyage expenses           (32,122)   (33,001)     (66,545)
   52,441   38,532  NET OPERATING REVENUES      91,259    105,137      203,860
      222        -  Gain (loss) from sale of
                    vessels                        207        222      (1,514)
   13,765   15,023  Ship operating expenses     30,298     28,103       55,586
    3,401    5,386  Charterhire expenses        12,679      7,168       14,889
    2,672    1,774  Administrative expenses      3,536      4,323        7,757
   32,825   16,349  OPERATING PROFIT BEFORE
                    DEPRECIATION                44,953     65,765      124,114
   11,640   14,033  Depreciation                27,882     23,304       51,659
   21,185    2,316  OPERATING PROFIT AFTER
                    DEPRECIATION                17,071     42,461       72,455
      610      454  Interest income              1,018      1,628        2,998
 (12,946) (15,373)  Interest expense          (30,476)   (27,559)     (59,320)
    5,324    9,000  Dividends                    9,000      5,324        5,324
      737      818  Results from associated
                    companies                    1,300      1,793        2,807
    (187)    (809)  Other financial items      (1,357)        204        2,765
   14,723  (3,594)  INCOME (LOSS) BEFORE
                    TAXES                      (3,444)     23,851       27,029
        -        -  Taxes                            -          -           30
   14,723  (3,594)  NET INCOME (LOSS) AFTER
                    TAX                        (3,444)     23,851      26,999

     0.32   (0.08)  EARNINGS PER SHARE ($)      (0.07)       0.52         0.59


                    INCOME ON TIMECHARTER BASIS ($ PER DAY PER SHIP)*
   37,200   17,800  VLCC                        22,600     33,300       31,800
   26,200   17,000  Suezmax                     18,700     25,800       22,400
   24,000   16,800  Suezmax OBO                 18,700     25,700       21,800


                    * Basis = Calendar days minus off-hire. Figures after deduction of broker commission




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BALANCE SHEET                                   1999       1998        1998
($000)                                         JUN 30     JUN 30      DEC 31
                                                                     (audited)
ASSETS
Short term
Cash and bank deposits                          61,554    105,420       75,950
Other current assets                            28,795     34,831       30,439
Long term
Newbuildings                                    60,401    132,908       75,681
Vessel and equipment, net                    1,134,311    999,611    1,078,956
Marketable securities                          148,162    135,201      110,157
Associated companies                             2,163      2,778        3,837
Deferred charges and other assets                4,486      3,053        4,501
TOTAL ASSETS                                 1,439,872  1,413,802    1,379,521

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short term interest bearing debt               164,825    156,915      170,551
Other current liabilities                       29,140     36,068       27,952
Long term
Long term interest bearing debt                762,043    716,478      712,470
Other long term liabilities                     14,656     13,844       10,867
Stockholders' equity                           469,208    490,497      457,681
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY   1,439,872  1,413,802    1,379,521



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                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                      Frontline Ltd.
                               ____________________________
                                       (Registrant)




Date     August 24, 1999     By    /s/ Kate Blankenship
      ___________________       ___________________________
                                     Kate Blankenship
                                         Secretary


































02089006.AB5